SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Under the Securities Act of 1934

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 3DSHOPPING.COM
                           --------------------------
                                (Name of Issuer)


                                  Common Stock
                               ------------------
                         (Title of Class of Securities)


                                   885793 10 9
                                ----------------
                                 (CUSIP Number)


                                  July 20, 1999
                                ----------------
                                 (Date of Event)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      |   |   Rule 13d-1(b)
      | X |   Rule 13d-1(c)
      |   |   Rule 13d-1(d)

                               Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No. 885793 10 9
--------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Generation Capital Associates
      13-3175117
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                          5)   SOLE VOTING POWER
                               411,000
      NUMBER              ------------------------------------------------------
      OF                  6)   SHARED VOTING POWER
      SHARES                   None
      BENEFICIALLY        ------------------------------------------------------
      OWNED BY            7)   SOLE DISPOSITIVE POWER
      EACH                     411,000
      REPORTING           ------------------------------------------------------
      PERSON              8)   SHARED DISPOSITIVE POWER
      WITH                     None
--------------------------------------------------------------------------------
9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      411,000
--------------------------------------------------------------------------------
10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                | _ |
--------------------------------------------------------------------------------
11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.3 %
--------------------------------------------------------------------------------
12)   TYPE OF REPORTING PERSON

      PN

                               Page 2 of 5 Pages

                                  Schedule 13G

Item 1(a). Name of Issuer:

3Dshopping.com

Item 1(b). Address of Issuer's Principal Executive Offices:

517 Boccaccio Avenue
Venice, CA  90291

Item 2(a). Name of Person Filing:

Generation Capital Associates

Item 2(b). Address of Principal Business Office or, if None, Residence:

Suite 4990
20 Exchange Place, 49th Floor
New York, NY  10005

Item 2(c). Citizenship:

New York

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

885793 10 9

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                (a) | _ | Broker or Dealer Registered Under Section 5 of the Act (15 U.S.C. 78o)

                (b) | _ | Bank as defined in section 3 (a) (6) of the Act (15 U.S.C. 78c)

                (c) | _ | Insurance Company as defined in section 3 (a) (19) of the Act (15 U.S.C. 78c)

                               Page 3 of 5 Pages

                (d) | _ | Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

                (e)  | _ | Investment  Adviser in accordance  with  ss.240.13d-1
                     (b) (1) (ii) (E)

                (f) | _ | Employee benefit plan or endowment fund in accordance with ss.240.13d-1 (b) (1) (ii) (F)

                (g)  |  _  |  Parent  Holding   Company  or  control  person  in
                     accordance with ss.240.13d-1 (b) (ii) (G)

                (h) | _ | Savings Association as defined in ss.3 (b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

                (i) | _ | Church plan that is excluded from the definition of an investment company under ss.3 (c) (15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

                (j) | _ | Group, in accordance with ss.240.13d-1 (b) (ii) (J)

Item 4.         Ownership.

                (a)  Amount beneficially owned:     411,000

                (b)  Percent of class:    8.3 %

                (c) Number of shares as to which such person has:

                     (i)    Sole power to vote or to direct the vote: 411,000

                     (ii)   Shared power to vote or to direct the vote: None

                     (iii) Sole power to dispose or to direct the disposition of: 411,000

                     (iv) Shared power to dispose or to direct the disposition of: None

Item 5.         Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

Not applicable


                               Page 4 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.    Identification and Classification of Members of the Group.

Not applicable

Item 9.    Notice of Dissolution of Group.

Not applicable

Item 10.   Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                               July 28, 1999
                              --------------------------------------------------
                                   Date


                              /s/ David A. Rapaport
                              --------------------------------------------------
                                   Signature


                              David A. Rapaport, General Counsel
                              --------------------------------------------------
                                   Name/Title


                               Page 5 of 5 Pages